UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                               (Amendment No. 10)

                                Thermo Voltek Corp.
                          ----------------------------
                                (Name of Issuer)

                     Common Stock, par value $.10 per share
          ------------------------------------------------------------
                         (Title of Class of Securities)

                                   883602-10-4
                               ------------------
                                 (CUSIP Number)

               Seth H. Hoogasian, Esq.          Thermo Electron Corporation
               General Counsel                  81 Wyman Street
               (617) 622-1000                   Waltham, MA  02254
            ---------------------------------------------------------

            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                 January 22, 1996
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

   If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

   Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

   * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

   The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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        CUSIP No.  883602-10-4         13D             Page 2 of 15 Pages


                NAME OF REPORTING PERSON
         1      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                Thermo Electron Corporation
                IRS No. 04-2209186


         2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a) [   ]
                                                                 (b) [ x  ]

         3      SEC USE ONLY



         4      SOURCE OF FUNDS*

                N/A

         5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                PURSUANT TO ITEMS 2(d) or 2(e)        [    ]


         6      CITIZENSHIP OR PLACE OF ORGANIZATION

                State of Delaware
                 7  SOLE VOTING POWER
    NUMBER OF
                    107,500
      SHARES
                 8  SHARED VOTING POWER
   BENEFICIALLY
                    0
     OWNED BY    9  SOLE DISPOSITIVE POWER

        EACH        107,500
                 10 SHARED DISPOSITIVE POWER
     REPORTING
                    0
    PERSON WITH
PAGE
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        CUSIP No.  883602-10-4         13D             Page 3 of 15 Pages


        11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                107,500


        12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                CERTAIN SHARES*


        13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

                2.1%

        14      TYPE OF REPORTING PERSON *

                CO
PAGE

        CUSIP No.  883602-10-4         13D             Page 4 of 15 Pages


                NAME OF REPORTING PERSON
         1      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                Thermedics Inc.
                IRS No. 04-2788806


         2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a) [   ]
                                                                 (b) [ x  ]

         3      SEC USE ONLY



         4      SOURCE OF FUNDS*

                00

         5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                PURSUANT TO ITEMS 2(d) or 2(e)        [    ]


         6      CITIZENSHIP OR PLACE OF ORGANIZATION

                Commonwealth of Massachusetts
                 7  SOLE VOTING POWER
    NUMBER OF
                    4,636,638
      SHARES
                 8  SHARED VOTING POWER
   BENEFICIALLY
                    0
     OWNED BY    9  SOLE DISPOSITIVE POWER

        EACH        4,636,638
                 10 SHARED DISPOSITIVE POWER
     REPORTING
                    0
    PERSON WITH
PAGE
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        CUSIP No.  883602-10-4         13D             Page 5 of 15 Pages


        11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                4,636,638


        12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                CERTAIN SHARES*


        13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

                65.3%

        14      TYPE OF REPORTING PERSON *

                CO
PAGE
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        CUSIP No.  883602-10-4         13D             Page 6 of 15 Pages


   Item 1.  Security and Issuer.

        This Amendment relates to the shares (the "Shares") of common stock, par value $0.05 per share, of Thermo Voltek Corp. (the "Issuer"). The Issuer's principal executive offices are located at 470 Wildwood Street, Woburn, Massachusetts 01888. The information provided herein amends in its entirety the 13-D filed by the Reporting Persons (as defined herein) with respect to the Issuer.

   Item 2.  Identity and Background.

        This Amendment is being filed by Thermo Electron Corporation ("Thermo Electron") and its subsidiary Thermedics Inc. ("Thermedics" and, together with Thermo Electron, the "Reporting Persons").

        The principal business address and principal office address of Thermo Electron, a Delaware corporation, is 81 Wyman Street, Waltham,
   Massachusetts 02254 and the principal business address and principal office address of Thermedics, a Massachusetts corporation, is 470 Wildwood Street, Woburn, Massachusetts 01888.

        Thermo Electron is a manufacturer of environmental monitoring and analysis instruments, biomedical products including heart-assist devices and mammography systems, papermaking and recycling equipment, alternative-energy systems, and other specialized products. Thermo Electron also provides environmental and metallurgical services and conducts advanced technology research and development.

        Thermedics develops, manufactures, and markets product quality assurance systems, precision weighing and inspection equipment, electrochemistry and microweighing products, electronic test instruments, and explosives-detection devices, as well as implantable heart-assist devices and other biomedical products.

        Appendix A attached to this Amendment sets forth with respect to each executive officer and director of the Reporting Persons his or her
   (a) name; (b) residence or business address; (c) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted; and (d) citizenship. To the knowledge of the Reporting Persons, there is no person who may be deemed to be a controlling person of the Reporting Persons (except that Thermo Electron may be deemed to control Thermedics by virtue of its majority ownership).

        During the last five years, neither the Reporting Persons nor (to the knowledge of the Reporting Persons) any executive officer or director of the Reporting Persons have been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

        During the last five years, neither the Reporting Persons nor (to the knowledge of the Reporting Persons) any executive officer or director of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order (i) enjoining future violations of, or
PAGE
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        CUSIP No.  883602-10-4         13D             Page 7 of 15 Pages


   prohibiting or mandating activities subject to, federal or state securities laws or (ii) finding a violation with respect to such laws.

   Item 3.  Source and Amount of Funds or Other Consideration.

        On January 22, 1996, Thermo Electron's wholly owned subsidiary TMO TCA Investments Inc. merged with and into Thermedics, through which merger Thermo Electron exchanged 315,199 Shares of the Issuer and 529,965 shares of the common stock of Thermo Cardiosystems Inc. for 1,688,161 shares of the common stock of Thermedics. The number of shares of Thermedics' common stock was determined by (a) taking the sum of (i) the product of 315,199 times $17.125, the five day average closing price of the Shares from January 15, 1996 to January 19, 1996 and (ii) the product of 529,965 times $65.150, the five day average closing price of the common stock of Thermo Cardiosystems Inc. from January 15, 1996 to January 19, 1996, and (b) dividing the result by $23.650, the five day average closing price of Thermedics' common stock from January 15, 1996 to January 19, 1996.

   Item 4.  Purpose of Transaction

        The purpose of this transaction was to ensure that Thermedics' ownership of the Issuer's capital stock and Thermo Cardiosystems Inc.'s capital stock remained greater than 50% of the total outstanding shares of capital stock of each of the two subsidiaries.

        Thermedics may make additional purchases of Shares or other securities of the Issuer in such manner and in such amounts as it determines to be appropriate in order to maintain at least 50% ownership of the Issuer or for other purposes. The Reporting Persons may also make additional purchases of Shares or other securities of the Issuer in such manner and in such amounts as it determines to be appropriate for other purposes. In determining whether to do so for other purposes, they will consider various relevant factors, including their evaluation of the Issuer's business, prospects and financial condition amounts and prices of available securities of the Issuer, the market for the Issuer's securities, other opportunities available to the Reporting Persons and general market and economic conditions. Purchases may be made either on the open market or directly from the Issuer.

        Except as set forth in this Item 4, neither of the Reporting Persons nor, to the Reporting Persons' knowledge, any of the executive officers or directors of the Reporting Persons has any current plans or proposals which relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D, although the Reporting Persons do not rule out the possibility of effecting or seeking to effect any such actions in the future.

   Item 5.  Interest in Securities of the Issuer.

        (a) The Shares beneficially owned by the Reporting Persons include 4,636,638 Shares, or approximately 65.3% of the outstanding Shares, owned by Thermedics, and 107,500 Shares, or approximately 2.1% of the outstanding Shares, owned by Thermo Electron. Of the 4,636,638 Shares beneficially owned by Thermedics, 1,878,589 Shares are issuable to Thermedics if it
PAGE
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        CUSIP No.  883602-10-4         13D             Page 8 of 15 Pages


   elects to convert in full its subordinated convertible debentures of the Issuer. To the knowledge of the Reporting Persons, the executive officers and directors of the Reporting Persons beneficially own an aggregate of 79,996 Shares or approximately 1.5% of the outstanding Shares. To the knowledge of the Reporting Persons, the Shares beneficially owned by all executive officers and directors of the Reporting Persons include 63,247 Shares that such persons have the right to acquire within 60 days through the exercise of stock options.

        (b) The Reporting Persons and the executive officers and directors of the Reporting Persons have the sole power to vote and dispose of the Shares each such person owns. As of January 22, 1996, Thermo Electron owned more than 50% of the outstanding common stock of Thermedics and, therefore, may be deemed to have the power to vote and dispose of the Shares owned by Thermedics. However, Thermo Electron disclaims the existence of a group between itself and Thermedics for purposes of this Schedule 13D.

        (c) During the past 60 days, the Reporting Persons effected only the transaction described in Item 3 with respect to the Shares. To the knowledge of the Reporting Persons, no executive officer or director of the Reporting Persons has effected any transactions in Shares in the past 60 days.

   Item 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.

        The merger described in Item 3 was effected pursuant to an Agreement and Plan of Merger dated January 22, 1996 by and between TMO TCA Investments Inc. and Thermedics (the "Agreement").

   Item 7.   Material to Be Filed as Exhibits

        The Agreement is attached hereto as Exhibit A.

   Signatures

        After reasonable inquiry and to the best of their knowledge and belief, the Reporting Persons certify that the information set forth in this statement is true, complete and correct.

   Date: February 13, 1996                 THERMO ELECTRON CORPORATION


                                      By:  /s/Jonathan W. Painter
                                           ----------------------------
                                           Jonathan W. Painter
                                           Treasurer


   Date: February 13, 1996                 THERMEDICS INC.

                                      By:  /s/Jonathan W. Painter
                                           ----------------------------
                                           Jonathan W. Painter
                                           Treasurer
PAGE

        CUSIP No.  883602-10-4         13D             Page 9 of 15 Pages


                                   APPENDIX A
                                   ----------

        The following individuals are executive officers or directors of Thermo Electron Corporation ("Thermo Electron") and/or its subsidiary Thermedics Inc. ("Thermedics"). Unless otherwise noted, all such individuals are citizens of the United States. Unless otherwise noted, the business address of each executive officer of Thermo Electron is Thermo Electron Corporation, 81 Wyman Street, Waltham, Massachusetts 02254 and the business address of each executive officer of Thermedics is Thermedics Inc., 470 Wildwood Street, Woburn, Massachusetts 01888.

   John M. Albertine:                           Director, Thermo Electron
   ------------------

        Dr. Albertine is Chairman of the Board and Chief Executive Officer of Albertine Enterprises, Inc., an economic and public policy consulting firm. His business address is Albertine Enterprises, Inc., 1156 15th Street N.W., Suite 505, Washington, DC 20005.

   Peter O. Crisp:                              Director, Thermo Electron
   ---------------
                                                Director, Thermedics

        Mr. Crisp is a General Partner of Venrock Associates, a venture capital investment firm. His business address is 30 Rockefeller Plaza, New York, New York 10112.

   Elias P. Gyftopoulos:                        Director, Thermo Electron
   ---------------------

        Dr. Gyftopoulos is the Ford Professor of Engineering at the Massachusetts Institute of Technology. His business address is Massachusetts Institute of Technology, Room 24-109, 77 Massachusetts Avenue, Cambridge, Massachusetts 02139.

   Frank Jungers:                               Director, Thermo Electron
   -------------

        Mr. Jungers is a consultant on business and energy matters.  His
   business address is 5584 S.E. Hillwood Circle, Milwaukie, Oregon   97267.

   Robert A. McCabe:                            Director, Thermo Electron
   -----------------

        Mr. McCabe is President of Pilot Capital Corporation, a firm specializing in private investments and acquisition services. His business address is Pilot Capital Corporation, 444 Madison Avenue, Suite 2103, New York, New York 10022.

   Frank E. Morris:                             Director, Thermo Electron
   ----------------

        Dr. Morris served as the Peter Drucker Professor of Management at Boston College from 1989 to 1994. Dr. Morris also served as President of the Federal Reserve Bank of Boston from 1968 until he retired in 1988. His residential address is 105 Walpole Street, Dover, Massachusetts 02030.
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        CUSIP No.  883602-10-4         13D            Page 10 of 15 Pages


   Donald E. Noble:                             Director, Thermo Electron
   ----------------

        For more than 20 years, from 1959 to 1980, Mr. Noble served as the Chief Executive Officer of Rubbermaid, Incorporated, first with the title of President and then as Chairman of the Board. His business address is Rubbermaid Incorporated, 1147 Akron Road, Wooster, Ohio 44691.

   Hutham S. Olayan:                            Director, Thermo Electron
   -----------------

        Ms. Olayan is the President and a director of Olayan America Corporation and President of Competrol Real Estate Limited, firms engaged in advisory services and private real estate investments. Her business address is Suite 1100, 505 Park Avenue, New York, New York 10022. Ms. Olayan is a citizen of Saudi Arabia.

   Roger D. Wellington:                         Director, Thermo Electron
   --------------------

        Mr. Wellington is a business consultant. His business address is 25 Hillside Road, Cumberland, Rhode Island 02864.

   Paul F. Ferrari:                             Director, Thermedics
   ----------------

        Mr. Ferrari has been a consultant to Thermo Electron since January 1991. Mr. Ferrari was a Vice President of Thermo Electron from 1988 until his retirement at the end of 1990, its Secretary from 1981 to 1990 and its Treasurer from 1967 to 1988. He served as Thermedics' Clerk from 1983 to 1990 and its Treasurer from 1983 to 1988. His business address is Thermo Electron Corporation, 81 Wyman Street, Waltham, Massachusetts 02254.

   Nicholas T. Zervas:                          Director, Thermedics
   -------------------

        Dr. Zervas has been Chief or Neurological Service, Massachusetts General Hospital, since 1977. His business address is Massachusetts General Hospital, Neurosurgery Department, Boston, Massachusetts 02114.

   George N. Hatsopoulos:                       Director, Chairman of the
   ----------------------
                                                Board, President and
                                                Chief Executive Officer,
                                                Thermo Electron
                                                Director, Thermedics

   John N. Hatsopoulos:                         Executive Vice President
   --------------------
                                                and Chief Financial Officer,
                                                Thermo Electron
                                                Director, Chairman of the
                                                Board, Vice President and
                                                Chief Financial Officer,
                                                Thermedics

   Robert C. Howard:                            Executive Vice President,
   -----------------
                                                Thermo Electron
                                                Director, Thermedics
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        CUSIP No.  883602-10-4         13D            Page 11 of 15 Pages


   Peter G. Pantazelos:                         Executive Vice President,
   --------------------
                                                Thermo Electron

   Arvin H. Smith:                              Executive Vice President,
   ---------------
                                                Thermo Electron
                                                Director, Thermedics

   William A. Rainville:                        Senior Vice President,
   ---------------------
                                                Thermo Electron

   John W. Wood, Jr.:                           Senior Vice President,
   ------------------
                                                Thermo Electron
                                                Director, President and Chief
                                                Executive Officer, Thermedics

   Paul F. Kelleher:                            Vice President, Finance
   -----------------
                                                and Chief Accounting Officer,
                                                Thermo Electron
                                                Chief Accounting Officer,
                                                Thermedics

   John T. Keiser:                              Senior Vice President,
   ---------------
                                                Thermedics

   Victor L. Poirier:                           Senior Vice President,
   ------------------
                                                Thermedics

   David H. Fine:                               Vice President, Thermedics
   --------------
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        CUSIP No.  883602-10-4         13D            Page 12 of 15 Pages


                                                               Exhibit A
                                                               ---------

                          AGREEMENT AND PLAN OF MERGER
                          ----------------------------


        THIS AGREEMENT, dated as of the 22nd day of January, 1996, by and among Thermedics Inc., a Massachusetts corporation ("TMD") and TMO TCA Investments Inc., a Delaware corporation ("Investments").

        WHEREAS, the Articles of Organization of TMD were filed in the office of the Secretary of State of the Commonwealth of Massachusetts on June 2, 1983, and TMD has authorized capital stock of 50,000,000 shares of common stock, $.10 par value per share;

        WHEREAS, the Certificate of Incorporation of Investments was filed in the office of the Secretary of State of the State of Delaware on October 17, 1995, and Investments has authorized capital stock of 3,000 shares of common stock, $.01 par value per share, all of which shares are issued and outstanding;

        WHEREAS, the registered office of TMD in the Commonwealth of Massachusetts is located at 470 Wildwood Street, Woburn, Massachusetts 01888-1799; and the registered office of Investments is located at 1209 Orange Street, Wilmington, Delaware and the name of its registered agent is The Corporation Trust Company;

        WHEREAS, the Boards of Directors of TMD and Investments deem it advisable and in the best interest of such corporations and their respective shareholders that Investments be merged into and with TMD on the terms and conditions set forth in this Agreement; and

        WHEREAS , the Boards of Directors of TMD and Investments desire that the merger provided for herein be a tax-free reorganization pursuant to
   Section 368 of the Internal Revenue Code of 1986, as amended.

        NOW THEREFORE, for and in consideration of the mutual covenants and agreements hereinafter set forth, and other good and valuable consideration, the receipt of which is acknowledged by each party hereto, the parties hereto agree as follows:

        FIRST: In accordance with this Agreement, on the Effective Date (as defined herein), Investments shall be merged into and with TMD (hereinafter sometimes called the Merger). TMD shall be the surviving corporation and the separate existence of Investments shall cease as of the Merger.

        SECOND: The Articles of Organization and Bylaws of TMD, in effect immediately prior to the Merger, shall thereafter continue in full force and effect as the Articles of Organization and Bylaws of the surviving corporation. The directors and officers of TMD as of the Effective Date shall be the directors and officers the surviving corporation, each to hold office in accordance with applicable law and the Articles of Organization and Bylaws of TMD.
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        CUSIP No.  883602-10-4         13D            Page 13 of 15 Pages


        THIRD: The manner of converting the outstanding shares of the capital stock of Investments into the capital stock of TMD shall be as follows:

             (a)  Conversion of Investments' Shares.  At the effective time of
                  ---------------------------------
   the Merger, the shares of Investments' common stock outstanding immediately prior thereto (herein referred to collectively as the "Investments Shares") shall, by virtue of the Merger and without any action on the part of the holder thereof, but subject to this Section, be canceled and converted into the right to receive such number of whole shares (rounded to the nearest whole share) of TMD common stock, $.10 par value (the "TMD Common Stock") as is equal to $39,925,003 divided by the average closing price of TMD Common Stock for the five days prior to the date hereof.

             (b)  Payment for Investments Shares.  Promptly after the listing
                  ------------------------------
   of the shares of TMD Common Stock to be issued in connection with the Merger (the "TMD Shares") for trading upon the American Stock Exchange, Inc. ("AMEX") and upon the proper surrender by the shareholder of Investments (the "Shareholder") of such certificates representing Investments Shares held by it together with appropriate tax certifications, TMD shall cause its stock transfer agent to issue and deliver to the Shareholder a certificate for the TMD Shares that the Shareholder is entitled to receive. It shall be a condition of such payment and delivery that the surrendered certificate(s) be properly endorsed or otherwise in proper form for transfer and that the Shareholder shall pay any transfer or other taxes required by reason of such payment or delivery or establish to the satisfaction of TMD that such tax has been paid or is not applicable. The date on which all of the conditions to the issuance of the certificate representing the TMD Shares shall have been met is referred to hereinafter as the "Payment Date."

             (c)  Adjustments.
                  -----------

                  (i) In the event TMD shall declare, pay, make or effect between the date of this Agreement and the Payment Date, (A) any stock dividend or other distribution in respect of the TMD Common Stock payable in shares of capital stock of TMD, (B) any stock split or other subdivision of outstanding shares of TMD Common Stock into a larger number of shares,
   (C) any combination of outstanding shares of TMD Common Stock into a smaller number of shares, (D) any reclassification of TMD Common Stock into other shares of capital stock or securities, or (E) any exchange of the outstanding shares of TMD Common Stock, in connection with a merger or consolidation of TMD or sale by TMD of all or part of its assets, for a different number of class of shares of stock or securities of TMD or for the share of the capital stock or other securities of any other corporation, appropriate adjustment shall be made in the number of TMD Shares to be issued in connection with the Merger as may be required to put the Shareholder in the same position as if the record date, with respect to any such transaction or transactions which shall so occur, had been immediately after the Payment Date, or otherwise to carry out the intents and purposes of this Agreement.

                  (ii) In the event TMD shall declare, pay, make or effect between the date of this Agreement and the Payment Date any dividend or other distribution in respect of the TMD Common Stock payable in cash or
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        CUSIP No.  883602-10-4         13D            Page 14 of 15 Pages


   other property other than in shares of capital stock of TMD (other than shares of the capital stock of TMD issuable pursuant to TMD's Automatic Dividend Reinvestment Plan ("Plan Shares")), then the TMD Shares to be issued in connection with the Merger shall be deemed to be outstanding as of the record date with respect to any such dividend or distribution, and the cash or other property (including Plan Shares) otherwise payable or distributable to the Shareholder with respect to such TMD Shares shall be held by TMD for the benefit of the Shareholder; and TMD shall take all actions reasonably necessary to prevent such cash or other property (including Plan Shares) from being or becoming subject to any lien, security interest or other encumbrance not for the benefit of the Shareholder. Upon the issuance of the TMD Shares to the Shareholder pursuant to paragraph (b) above, such cash or other property (including Plan Shares and together with any earnings or interest thereon) shall likewise be distributed by TMD to the Shareholder.

        FOURTH:  The terms and conditions of the Merger are as follows:

             (a) The Merger shall become effective upon filing a Certificate of Merger with the Secretary of State of the State of Delaware, pursuant to
   Section 252 of the General Corporation Law of the State of Delaware and the Articles of Merger with the Secretary of State of the Commonwealth of Massachusetts, pursuant to Section 79 of the Massachusetts Business Corporation Law. The term "Effective Date" shall mean the date and time of the filing of the Articles of Merger with the Secretary of State of the Commonwealth of Massachusetts.

             (b) Promptly after the Effective Date, TMD shall take all action necessary to list the TMD Shares for trading upon AMEX in accordance with the AMEX's Listing Standards, Policies and Requirements.

             (c) The effect of the Merger shall be as provided by the applicable provision of the Massachusetts Business Corporation Law.

             (d) TMD hereby (i) agrees that it may be served with process in the State of Delaware in any proceeding for the enforcement of any obligation of Investments and in any proceeding for the enforcement of the rights of a dissenting stockholder of Investments pursuant to Section 262 of the Delaware General Corporation Law; and (ii) irrevocably appoints the Secretary of State of the State of Delaware as its agent to accept service of process in any such proceeding.

        FIFTH: Anything herein or elsewhere to the contrary notwithstanding, this Agreement may be terminated and abandoned by the Boards of Directors of the parties hereto at any time prior to the date that the requisite filings are made in the offices of the Secretary of State of the State of Delaware and the Secretary of State of the Commonwealth of Massachusetts, respectively. This Agreement may be amended by the Board of Directors of the parties hereto at any time prior to the date that the requisite filings are made in the offices of the Secretary of State of Delaware and the Secretary of State of Massachusetts, respectively, provided that an amendment made subsequent to the approval of this Agreement by the Shareholder shall not (1) alter or change the amount or kind of shares, securities, cash, property and/or rights to be received in exchange for or
PAGE
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        CUSIP No.  883602-10-4         13D            Page 15 of 15 Pages


   on conversion of all or any of the shares of Investments, (2) alter or change any term of the Articles of Incorporation of the surviving corporation to be effected by the Merger, or (3) alter or change any of the terms and conditions of this Agreement if such alteration or change would adversely affect the Shareholder.

        SIXTH:

             (a) This Agreement may be executed in several counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

             (b) TMD and Investments agree to execute and deliver such other documents, certificates, agreements and other writings and to take such other actions as may be necessary or desirable in order to consummate or implement the transactions contemplated by this Agreement.

             (c) This Agreement shall be governed by the laws of the Commonwealth of Massachusetts applicable to agreements made and to be performed wholly within such jurisdiction, without regard to the conflicts of laws provisions thereof.

        IN WITNESS WHEREOF, the parties have caused this Agreement to be duly executed as of the date first written above.

                                 THERMEDICS INC.


                                 By: /s/ John W. Wood, Jr.
                                     -----------------------------
                                 Name:  John W. Wood, Jr.
                                 Title:  President and Chief Executive Officer
   ATTEST:


   By:   /s/ Sandra L. Lambert
         ----------------------------
         Sandra L. Lambert, Clerk

                                 TMO TCA INVESTMENTS INC.


                                 By: /s/ John N. Hatsopoulos
                                     -----------------------
                                 Name:  John N. Hatsopoulos
                                 Title: President

   ATTEST:


   By: /s/ Sandra L. Lambert
       ----------------------------
       Sandra L. Lambert, Secretary


   AA960430049
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